UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 2020

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On September 16, 2020, the Board of Directors of Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) accepted Mr. Jiangua Zhang’s resignation as the Company’s director and as a member of the Audit Committee, effective September 21, 2020 and appointed Mr. Lihang Geng to serve as a member of the Board of Directors of the Company. In addition, the Board of Directors appointed Mr. Geng to serve as a member of the Audit Committee, effective September 22, 2020. The resignation of Mr. Zhang was not due to any disagreements between Mr. Zhang and the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Lihang Geng has been the professor and doctoral supervisor of Civil, Commercial and Economic Law School in China University of Political Science and Law since May 2017. From September 2011 to May 2017, he was the professor and doctoral supervisor of Law School of Shandong University. Mr. Geng was the assistant president of the court, a member of Adjudication Committee and deputy bureau level judge at Jinan Intermediate People's Court for the Double Thousand Plan of Committee of Political and Legislative Affairs from May 2014 to May 2015. From July 2004 to July 2011, Mr. Geng was the associate professor and master supervisor of law school in Central University of Finance and Economics. He was a legal officer at law department of China National Technical Import and Export Corporation from July 1998 to July 2001. Mr. Geng is a member of Committee of Cases Study, Securities Law Society and China Banking Law Society, all branches of China Law Society. From 2012 to 2018, he was the chairman, executive member of Shandong Civil and Commercial Law Research Association and the deputy chairman, executive member of Shandong Economics Law Research Association.

Mr. Geng was a visiting scholar at Law School of Virginia University from September 2008 to September 2009. He studied at China University of Political Science and Law for his Doctor of Law from September 2001 to July 2004. He received his master in law at China University of Political Science and Law in 1998. He received his bachelor degree from School of Energy and Power of Xi`an Jiaotong University in 1992.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer

Dated: September 22, 2020